Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2009	2008	2007	2006	2005

Income from continuing operations before income taxes	$120,924	$140,455	$110,480	$70,386	$64,136

Fixed charges [1]
Interest expense	28,689	29,922	35,299	21,288	18,157
Amortization of debt issuance cost	—	—	—	172	56
Interest included in rental expense	5,310	5,211	4,134	3,089	2,734

Total	$33,999	$35,133	$39,433	$24,549	$20,947

Earnings [2]	$154,923	$175,588	$149,913	$94,935	$85,083

Ratio of earnings available to cover fixed charges	4.6	5.0	3.8	3.9	4.1

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2]	Earnings consist of income from continuing operations before income taxes plus fixed charges.